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MAR 01 2019

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SEC FILE NUMBER
8-38515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 NORTH WACKER DRIVE, SUITE 2000
(No. and Street)

CHICAGO (City) IL (State) 60606-3002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIN M. LAVELLE 1 800-592-8890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CBIS Financial Services, Inc.
(A Wholly-owned Subsidiary of
Christian Brothers Investment
Services, Inc.)

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2018 and 2017

OATH OR AFFIRMATION

I, ERIN M. LAVELLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALYCIA L KREGER
Official Seal
Notary Public – State of Illinois
My Commission Expires Apr 5, 2021

Erin Lavelle
Signature

CHIEF OPERATING OFFICER
Title

Alycia L Kreger
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Index

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CBIS Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CBIS Financial Services, Inc. (a wholly-owned subsidiary of Christian Brothers Investment Services, Inc.) as of December 31, 2018 and 2017, the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CBIS Financial Services, Inc.'s management. Our responsibility is to express an opinion on CBIS Financial Services, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CBIS Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audits of CBIS Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of CBIS Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as CBIS Financial Services, Inc.'s auditor since 2002.
New York, New York
February 22, 2019

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

ASSETS	2018	2017
Cash	$146,153	$165,923
Prepaid expenses and other current assets	28,556	25,999
Receivable from Parent	3,500	0
Deposits	7,839	2,835
Income taxes receivable from Parent	109,072	91,995
Totals	$295,120	$286,752
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ 0	$ 0
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	704,000	662,000
Accumulated deficit	(410,880)	(377,248)
Total stockholder's equity	295,120	286,752
Totals	$295,120	$286,752

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenue:		
Interest income	$ 127	$ 36
Expenses:		
Supplies and other expenses	0	820
Professional fees	46,911	37,166
Staff development	3,925	2,460
Totals	50,836	40,446
Loss before income taxes	(50,709)	(40,410)
Credit for income taxes	(17,077)	(17,912)
Net loss	$(33,632)	$ (22,498)

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2017	200	$ 2,000	$620,000	$ (154,750)	$467,250
Capital contribution from Parent			42,000		42,000
Dividends paid				(200,000)	(200,000)
Net loss				(22,498)	(22,498)
Balance, December 31, 2017	200	2,000	662,000	(377,248)	286,752
Capital contribution from Parent			42,000		42,000
Net loss				(33,632)	(33,632)
Balance, December 31, 2018	200	$2,000	$704,000	$(410,880)	$ 295,120

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating activities:		
Net loss	$(33,632)	$(22,498)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(2,557)	7,085
Receivable from Parent	(3,500)	0
Deposits	(5,004)	(460)
Income taxes receivable from Parent	(17,077)	(17,912)
Net cash used in operating activities	(61,770)	(33,785)
Financing activities:		
Dividends paid	0	(200,000)
Capital contribution from Parent	42,000	42,000
Net cash provided by (used in) financing activities	42,000	(158,000)
Net decrease in cash	(19,770)	(191,785)
Cash, beginning of year	165,923	357,708
Cash, end of year	$146,153	$165,923

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940. The Company acts as the placement agent for the CBIS Global Funds plc, for which the Parent is the investment advisor and the sub-placement agent for an unrelated multi-strategy fund which was terminated in 2016.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission ("SEC").

The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(i).

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit and other accounts the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by placing such deposits in high-credit-quality financial institutions.

Income taxes:

The Parent files consolidated federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and the Company account for income taxes pursuant to the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provision for income taxes to the Company based on the Company's pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions are recorded by the Company based upon the expected future federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

At December 31, 2018 and 2017, the Company has recorded income taxes receivable from the Parent, which represents the Company's tax benefit derived from its historical taxable losses included in the consolidated and combined income tax returns filed by the Parent.

The Company complies with accounting for uncertainty in income taxes guidance. As of December 31, 2018, the Company has no unrecognized tax benefits. The Company's federal and state income tax returns prior to fiscal year 2015 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Accounting pronouncements:

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic Accounting Standards Codification. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods and services. This standard was effective January 1, 2018 and did not have a material impact on the financial statements.

Subsequent events:

The Company has evaluated subsequent events through February 22, 2019, which is the date the financial statements were available to be issued.

Note 2 - Administrative services fee and related party transactions:

The Company is party to a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The fee for such services was $3,500 per month in both 2018 and 2017. At December 31, 2018 there was a receivable from Parent for $3,500 for such fees.

Based upon FINRA regulations, the Company recorded the 2018 and 2017 fees ($42,000 for each year) as additional paid-in capital.

The Company declared a one-time dividend of $1,000 per share payable to the Parent on February 13, 2017. The dividend of $200,000 was paid on February 17, 2017.

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018 and 2017, the Company had net capital of $146,153 and $165,923, respectively, which was in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2018 and 2017 was .00 to 1.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018 AND 2017

	2018	2017
Net capital:		
Total stockholder's equity	$ 295,120	$ 286,752
Deductible nonallowable assets:		
Prepaid expenses and other current assets	28,556	25,999
Receivable from Parent	3,500	0
Deposits	7,839	2,835
Income taxes receivable from Parent	109,072	91,995
Totals	148,967	120,829
Net capital	$ 146,153	$ 165,923
Aggregate indebtedness	$ 0	$ 0
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000	$ 5,000
Excess of net capital over minimum net capital	$ 141,153	$ 160,923
Ratio of aggregate indebtedness to net capital	.00	.00

There are no material discrepancies between the preceding computation and the Company's corresponding unaudited amended Part IIA of Form X-17A-5 filed on February 2, 2019.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE II – DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2018 AND 2017

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CBIS Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CBIS Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CBIS Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) CBIS Financial Services, Inc. stated that CBIS Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CBIS Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CBIS Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 22, 2019

CBIS
Christian Brothers Investment Services

CBIS Financial Services, Inc. Exemption Report

CBIS Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CBIS Financial Services, Inc.

I, ERIN LAVELLE, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Erin Lavelle

Title: Chief Operating Officer

February 22, 2019